Exhibit 99.5

News Release
August 17, 2026

Santacruz Silver Reports Second Quarter 2026 Financial Results

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) reports its financial and operating results for the quarter ended June 30, 2026 (“Q2 2026”). The full version of the unaudited Q2 2026 financial statements (the “Financial Statements”) and accompanying Management’s Discussion and Analysis (the “MD&A”) can be viewed on the Company’s website at www.santacruzsilver.com or on SEDAR+ at www.sedarplus.ca. All amounts are expressed in U.S. dollars, unless otherwise stated.

Q2 2026 Highlights

●	Revenues of $113.5 million, a 55% increase year-over-year.
●	Gross profit of $51.1 million, a 102% increase year-over-year.
●	Adjusted EBITDA(1) of $46.7 million, a 74% increase year-over-year.
●	Cash and highly-liquid marketable securities(2) of $72.8 million, an 82% increase year-over-year.
●	Working capital of $86.1 million, a 43% increase year-over-year.
●	Net income of $2.0 million, a 90% decrease year-over-year, reflecting the impact of the non-recurring tax event and non-cash CVR revaluation discussed below.
●	Average realized price per silver ounce sold(1) of $72.17, a 118% increase year-over-year.
●	AISC per silver ounce sold(1) of $21.87, a 25% increase year-over-year.
●	Realized mining margin per silver ounce sold(1) of $50.30, a 222% increase year-over-year.
●	Average realized price per zinc tonne sold(1) of $3,302, a 12% increase year-over year.
●	AISC per zinc tonne sold(1) of $2,219, a 46% increase year-over-year.
●	Realized mining margin per zinc tonne sold(1) of $1,083, a 24% decrease year-over-year.

1. The Company reports non-GAAP measures, which includes: adjusted EBITDA, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per ounce of silver and zinc tonne sold (AISC) and realized mining margin per silver ounce and zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in the MD&A for more information.

2. Cash includes $50.4 million and highly-liquid marketable securities includes $22.4 million, consisting of US treasury notes and bills, of which $15.8 million serves as collateral for short-term borrowings.

Arturo Préstamo, Executive Chairman and Chief Executive Officer of Santacruz, commented: “Santacruz delivered strong operating and financial performance in Q2 2026, with revenue up 55% year-over-year to $113.5 million, Adjusted EBITDA up 74% to $46.7 million, and realized mining margin per silver ounce sold rising to $50.30 from $15.63. The Company ended the quarter with $72.8 million in cash and highly liquid marketable securities. Our cash position was affected by the $7.7 million repayment of San Lucas promissory notes in June, which have been reissued in Q3 2026. In addition, we further expect to grow our cash reserves from the reduction of our unusually high trade receivables balance at the current quarter end.”

Andrés Bedregal, CFO of Santacruz, stated: “It’s important to note that our net income for the quarter was significantly impacted by two non-recurring tax events associated with changes in Bolivia’s exchange rate and inflation assumptions, as well as a non-cash fair value adjustment related to the Glencore contingent value rights (CVRs). These items obscure the underlying strength of our operating performance this quarter.”

Mr. Bedregal, added: “The largest impact on net income was an unusually high $36.1 million income tax expense caused by two non-recurring events. One event was the result of the revaluation of the Boliviano following the change in the official exchange rate from 6.96 to 9.77 Bolivianos per U.S. dollar, a 40% decrease. The change resulted in a taxable foreign exchange gain, despite not representing a cash gain. In future quarters, we expect the impact of foreign exchange revaluation to be significantly lower, as any future changes will be measured from the new closing rate of 9.77 rather than the previous rate of 6.96. Income tax expense was also impacted by a non-recurring taxable gain related to a reduction in our decommissioning and restoration provision which was driven by forecasted lower inflation over the lives of our mining operations in Bolivia.”

Mr. Bedregal, concluded: “Our net income was further affected by a $15.8 million non-cash fair value adjustment to the consideration payable balance arising from the CVRs granted to Glencore. The consideration payable balance does not represent a cash payment currently owed to Glencore. The value of the CVR liability is a valuation of the payouts that could occur up to the end of 2032. The payments are only triggered when the month’s average LME zinc price exceeds $3,850 per tonne, a threshold that has not been exceeded since the inception of the agreement in 2024. Its important to consider that any payments triggered by higher zinc prices would be accompanied by increased sales revenues from the higher price. Excluding the loss from the change in fair value of the CVR, net income for the quarter would have been $17.8 million.”

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The following table reconciles net income as reported in the Interim Consolidated Financial Statements to show the net income excluding the non-cash CVR adjustment for the three months ended June 30, 2026 (US$ thousands):

Three months ended June 30 2026
Operating income	44,753
Other income	1,300
Loss on change in fair value of consideration payable (CVR)	(15,788)
Foreign exchange gain	7,807
Income before tax expense	38,072
Income tax expense	(36,067)
Net income for the period	2,005
Add: Loss on change in fair value of consideration payable	15,788
Adjusted net income for non-cash CVR loss(1)	17,793

Note:

(1) “Adjusted net income for non-cash CVR loss” is a non-GAAP measure which excludes the loss on change in fair value of consideration payable reported in the Interim consolidated statement of comprehensive income. refer to note 9 - Consideration payable in the Condensed Interim Consolidated Financial Statements for the Three and Six Months ended June 30, 2026 and 2025 for details.

Arturo Préstamo, Executive Chairman and Chief Executive Officer of Santacruz, added: “During Q2 2026, some parts of Bolivia experienced road blockades that disrupted logistics for approximately 53 days. Operationally, our production was not affected by the blockades, which is a testament to the strength of our operations and the dedication of our teams. Production increased quarter-over-quarter at all five of Santacruz’s operations, consolidated silver production increased 17% year-over-year, and notably, silver production at Bolivar increased 32% quarter-over-quarter. The blockades did, however, temporarily constrain concentrate exports — particularly lead concentrate, which contains the majority of our silver production. As a result, sales were below production volumes during the quarter, contributing to an approximately $17.0 million increase in inventories. The blockades were resolved at the end of Q2 2026 and exports have normalized during Q3 2026. We have since been drawing down the inventory accumulated during Q2 2026, with the related revenue expected to be recognized as those shipments are completed.”

Mr. Prestamo concluded: “Looking ahead to the second half of 2026, we are focused on our operations, which we expect will provide strong financial performance, including realizing the benefit of the concentrate sales that were deferred from Q2 2026. At the Bolivar mine, we are on track to achieve full operational recovery and return to full production by Q4 2026, with continued quarter-over-quarter improvement expected in Q3 2026. Across our broader portfolio, we continue to evaluate opportunities to increase production and improve operating performance, including initiatives to strengthen San Lucas. As we optimize our existing operations and bring new production online, we are building scale across our portfolio and advancing our goal of becoming a leading silver and base metals producer in Latin America — a trajectory we believe positions us to create meaningful long-term value for our shareholders.”

Selected consolidated financial and operating information for Q2 2026, Q1 2026 and Q2 2025 is presented below. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in thousands of US dollars, except per unit amounts, unless otherwise indicated.

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Update to Non-GAAP Performance Measures and Silver/Zinc Equivalent Ounces Metrics

Commencing in Q1 2026 the Company updated its non-GAAP performances measures to provide management and readers with useful information to evaluate the performance of the Company. Refer to the Non-GAAP measures section in the Company’s Q2 2026 MD&A for a detailed explanation of the metrics and methodology used to determine them.

2026 Second Quarter Operational Highlights
Operational Highlights	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change ‘26 Q2 vs ‘25 Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD

Mining Operations & Ore Processing (1)
Tonnes milled	521,956	487,777	7%	480,863	9%	1,009,733	952,636	6%
Silver ounces produced	1,573,100	1,341,499	17%	1,423,081	11%	2,914,599	3,013,144	(3)%
Zinc tonnes produced	23,240	21,640	7%	21,149	10%	44,880	41,868	7%
Lead tonnes produced	3,165	2,686	18%	2,772	14%	5,851	5,490	7%
Copper tonnes produced	337	308	9%	229	47%	645	508	27%
Supplemental context metrics
Silver equivalent ounces produced (2)	2,814,489	2,281,465	23%	2,535,803	11%	5,095,954	5,225,944	(2)%
Zinc equivalent tonnes produced (2)	59,680	59,370	1%	53,771	11%	119,050	110,814	7%

Mining Operations (1)
Tonnes milled	406,532	393,010	3%	385,890	5%	799,542	770,968	4%
Silver ounces produced	1,161,733	1,000,094	16%	1,103,447	5%	2,161,827	2,398,489	(10)%
Zinc tonnes produced	15,548	14,496	7%	14,506	7%	30,044	29,210	3%
Lead tonnes produced	2,293	2,084	10%	2,263	1%	4,377	4,500	(3)%
Copper tonnes produced	337	308	9%	229	47%	645	508	27%
Silver ounces sold (3)	894,167	871,752	3%	1,282,983	(30%)	1,765,919	2,571,587	(31)%
Zinc tonnes sold (3)	14,419	14,026	3%	12,202	18%	28,445	25,456	12%
Cash cost of production per tonne milled (4)	86.83	87.19	(0%)	69.92	24%	87.00	68.37	27%
Cash cost per silver ounce sold ($/oz) (4)	15.54	18.34	(15%)	13.17	18%	16.92	12.98	30%
Cash cost per zinc tonne sold ($/t) (4)	1,746	1,843	(5%)	1,517	15%	1,794	1,559	15%
Average realized price per silver ounce sold ($/oz) (4)	72.17	80.61	(10%)	33.13	118%	76.33	33.13	130%
All-in sustaining cost per silver ounce sold ($/oz) (4)	21.87	28.90	(24%)	17.50	25%	25.34	17.71	43%
Realized mining margin per silver ounce sold (4)	50.30	51.71	(3%)	15.63	222%	51.00	15.42	231%
Average realized price per zinc tonne sold ($/t) (4)	3,302	3,276	1%	2,938	12%	3,289	3,136	5%
All-in sustaining cost per zinc tonne sold ($/t) (4)	2,219	2,545	(13%)	1,517	46%	2,380	1,976	20%
Realized mining margin per zinc tonne sold (4)	1,083	731	48%	1,421	(24%)	910	1,160	(22)%

Ore Processing Operations (1)
Tonnes milled	115,424	94,767	22%	94,973	22%	210,191	181,668	16%
Silver ounces produced	411,367	341,405	20%	319,634	29%	752,772	614,655	22%
Zinc tonnes produced	7,692	7,144	8%	6,643	16%	14,836	12,658	17%
Lead tonnes produced	872	602	45%	509	71%	1,474	990	49%
Silver ounces sold (3)	333,899	634,875	(47%)	365,489	(9%)	968,774	652,862	48%
Zinc tonnes sold (3)	8,796	7,397	19%	6,529	35%	16,193	10,392	56%
Realized ore processing margin per silver ounce sold (4)	33.42	16.49	103%	4.83	592%	22.32	6.33	253%
Realized ore processing margin per zinc tonne sold (4)	819	667	23%	1,539	(47%)	750	1,783	(58)%

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing operations includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) Silver equivalent ounces and zinc equivalent tonnes produced have been calculated using the period’s average metal prices quoted on the London Metal Exchange. The silver and zinc equivalent production is calculated by dividing each metal’s price by the price of Silver or Zinc to arrive at their equivalent. Refer to the section titled “Non-GAAP Measures” for further information.

(3) Silver ounces sold and zinc tonnes sold may be lower or higher than the volumes produced in the period due to two effects: (i) timing - concentrates produced in a quarter may be shipped and invoiced in a subsequent period or have been produced in a prior period; and (ii) commercial terms - payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(4) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

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2026 Second Quarter Financial Highlights
Financial Highlights	2026 Q2	2026 Q1	Change Q2 vs Q1	2025 Q2	Change ‘26 Q2 vs’25 Q2	2026 YTD	2025 YTD	Change ‘26 YTD vs ‘25 YTD
Revenues	113,458	127,529	(11%)	73,295	55%	240,987	143,609	68%
Gross profit	51,139	42,869	19%	25,288	102%	94,008	53,147	77%
Net income (loss)	2,005	28,470	(93%)	20,977	(90)%	30,475	30,428	0%
Net earnings (loss) per share - basic ($/share) (1)	0.02	0.31	(94%)	0.24	(92)%	0.34	0.34	(6)%
Adjusted EBITDA (2)	46,663	42,568	10%	26,770	74%	89,231	54,286	64%
Cash & cash equivalents	50,398	42,651	18%	39,997	26%	50,398	39,997	26%
Working capital	86,122	75,901	13%	60,295	43%	86,121	60,295	43%

Notes:

(1) On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

(2) The Company reports non-GAAP measures, which includes Adjusted EBITDA, these measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in the MD&A.

Summary

Q2 2026 vs Q1 2026

Consolidated silver production increased 17% to 1,573,100 ounces in Q2 2026 from 1,341,499 ounces in Q1 2026, with quarter-over-quarter increases at all five operations. The improvement was driven primarily by higher processed volumes, with consolidated tonnes milled increasing 7% to 521,956 tonnes, together with higher silver head grades at Bolivar and Porco and a marked improvement in silver recovery at Zimapan. Bolivar contributed the largest single increase as rehabilitation of the areas affected by the May 2025 flooding event continued to advance, while San Lucas processed 22% more ore than in the prior quarter. Consolidated zinc production increased 7% to 23,240 tonnes, driven principally by higher throughput, which more than offset lower zinc grades at Bolivar and Porco. Lead production increased 18% to 3,165 tonnes and copper production increased 9% to 337 tonnes.

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Sales volumes did not rise to the same degree as production. During the quarter, road blockades in certain parts of Bolivia extended for approximately 53 days, disrupting supply chains across many sectors of the Bolivian economy. The blockades temporarily disrupted the export of the Company’s concentrates but did not affect production, which continued without interruption at all operations. Silver ounces sold from mining operations of 894,167 increased 3% from 871,752 in Q1 2026, lagging the 16% increase in mining silver production, and silver ounces sold at San Lucas declined 47% to 333,899, as concentrate produced during the blockade period could not be shipped and was accumulated as inventory; first-quarter San Lucas sales had also been elevated by the shipment of previously accumulated concentrate. Consolidated inventories increased to $71,876 at June 30, 2026 from $57,517 at December 31, 2025, driven by higher concentrate inventory ($36,445 compared with $30,172) and higher ore stockpiles ($19,493 compared with $11,983). The Company expects this inventory to be sold in the subsequent quarter as export logistics have normalized. Zinc tonnes sold increased quarter over quarter at both mining operations (14,419 tonnes, up 3%) and San Lucas (8,796 tonnes, up 19%).

The average realized price per silver ounce sold from mining operations decreased 10% to $72.17 from $80.61 in Q1 2026, in line with lower average silver prices during the quarter (the average LME silver price declined 13% to $73.44 per ounce). This was largely offset by lower unit costs: cash cost per silver ounce sold decreased 15% to $15.54 from $18.34, and all-in sustaining cost per silver ounce sold decreased 24% to $21.87 from $28.90, leaving the realized mining margin per silver ounce sold broadly stable at $50.30 (Q1 2026 — $51.71). Cash cost of production per tonne milled was also stable at $86.83 (Q1 2026 — $87.19). For zinc, the average realized price per tonne sold of $3,302 was 1% higher, while all-in sustaining cost per zinc tonne sold decreased 13% to $2,219, and the realized mining margin per zinc tonne sold increased 48% to $1,083 from $731. At San Lucas, the realized ore processing margin per silver ounce sold more than doubled to $33.42 from $16.49, and the realized ore processing margin per zinc tonne sold increased 23% to $819. Consolidated revenues of $113,458 were 11% lower than the $127,529 recorded in Q1 2026, as the lower silver prices and the blockade-related reduction in silver ounces sold at San Lucas more than offset the higher zinc volumes sold; Adjusted EBITDA nonetheless increased 10% quarter over quarter to $46,663 on the stronger unit margins.

Q2 2026 vs Q2 2025

Compared with Q2 2025, consolidated silver production increased 11% and zinc production increased 10%, on 9% higher consolidated tonnes milled. Readers should note that Q2 2025 production was adversely affected by the May 2025 flooding event at Bolivar, refer to news release dated July 29, 2025 and August 21, 2025 for more information.

The average realized price per silver ounce sold from mining operations increased 118% to $72.17 from $33.13 in Q2 2025, and the average realized price per zinc tonne sold increased 12% to $3,302 from $2,938. Silver ounces sold from mining operations decreased 30% year over year, with the largest reductions at Bolivar (down 46%) and Caballo Blanco (down 48%), reflecting the blockade-related timing of concentrate exports, while Zimapan, tons sold were broadly in line with its production. Zinc tonnes sold increased 18% from mining operations and 35% at San Lucas. Unit costs increased against the prior-year quarter, cash cost per silver ounce sold of $15.54 (Q2 2025 — $13.17) and all-in sustaining cost per silver ounce sold of $21.87 (Q2 2025 — $17.50), with cash cost of production per tonne milled of $86.83 (Q2 2025 — $69.92). The substantially higher realized silver price more than offset the cost increases, and the realized mining margin per silver ounce sold expanded 222% to $50.30 from $15.63. For zinc, all-in sustaining cost per tonne sold increased 46% to $2,219 (Q2 2025 — $1,517), and the realized mining margin per zinc tonne sold was $1,083, compared with $1,421 in Q2 2025. The combination of substantially higher realized prices and higher zinc volumes sold more than offset the lower silver volumes, and consolidated revenues increased 55% year over year to $113,458, with gross profit increasing 102% to $51,139 and Adjusted EBITDA increasing 74% to $46,663.

Webinar Details

CEO Arturo Préstamo and CFO Andrés Bedregal will discuss the Company’s financial results in a webinar hosted by Adelaide Capital on Thursday, August 20th at 2:00 pm ET. Investors and shareholders are invited to participate in the webinar.

Registration Link: https://us02web.zoom.us/webinar/register/WN_45DXDP6HTR2IqjauiLFlaw.

The webinar will also be live-streamed on the Adelaide Capital YouTube Channel, where a replay will be available after the event: https://bit.ly/adcap-youtube.

Questions can be submitted during the session or in advance to info@santacruzsilver.com.

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Non-GAAP Measures

The financial results in this news release include references to non-GAAP measures which include: Adjusted EBITDA, cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, Average realized price per silver ounce and zinc tonne sold, All-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-GAAP Measures” section in the Company’s Q2 2026 MD&A, which is available on SEDAR+ at www.sedarplus.ca.

Qualified Person

Garth Kirkham P.Geo., an independent consultant to the Company and a Qualified Person as defined under NI 43-101, has approved the scientific and technical information contained within this news release.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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